UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

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of a Form 6-K if submitted solely to provide an attached annual report to
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Indicate by check mark if the registrant is submitting the Form 6-K in
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of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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in connection with Rule 12g3-2(b):

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This form 6-K consists of the following exhibits attahced hereto:


1. Tongxin International Ltd. Provides Preliminary 2009 Revenue
   Projections of $121 - $124 Million Guidance for 2010 of
   $150 - $160 Million in Revenues



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                                    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)



                                   By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: Feb.23, 2010


=================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Tongxin International Ltd. Provides Preliminary 2009 Revenue
   Projections of $121 - $124 Million Guidance for 2010 of
   $150 - $160 Million in Revenues



=================================================================
Tongxin International Ltd. Provides Preliminary 2009 Revenue
Projections of $121 - $124 Million Guidance for 2010 of
$150 - $160 Million in Revenues


CHANGSHA, China, February 23, 2010 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered vehicle body structures ("EVBS" or "truck cabs"), today announced preliminary unaudited revenue between $121 to $124 million for its fiscal year ended December 31, 2009 and is introducing guidance between $150 to $160 million in revenue for 2010.

"We were pleased to report strong shipments took place during the fourth quarter of last year," opened Chairman and CEO, Mr.Rudy Wilson. "While the fourth quarter in 2008 was one of our most challenging, 2009 benefited by a rebound in the commercial vehicle market in China and Tongxin's s leading position therein. Complementing our domestic growth, we also witnessed increased year over-year-orders from our export market in South East Asia, namely Vietnam," Wilson confirmed. Tongxin estimates fourth quarter revenues of $29.5 to $32.5 million, representing 33.5% to 47.1% increase in revenues versus the fourth
quarter of 2008.   Management expects to report 2009 revenues of
between $121 and $124 million, representing 23.0% to 26.0% growth over 2008 revenues of $98.4 million. Tongxin previously released
2009 revenue guidance of $120.0 million and net income of $16.7 million.

2010 Revenue Guidance
Tongxin International is providing revenue guidance of $150 - $160
million for the fiscal year ended December 31, 2010.   Guidance
is based on anticipated orders and shipments of the Company's new medium and heavy-duty cab models, a further increase in market share, and incremental orders from international customers during 2010.

"Consistent with the continued growth of the commercial vehicle segment in China, we anticipate Tongxin to achieve growth of approximately 25% in 2010," began Duanxiang Zhang, CEO of Hunan Tongxin. "We have recovered completely from the 2008 downturn and we are set to report record results for 2009. Our 2010 growth targets are consistent with our Company's goal to outperform the overall Chinese commercial vehicle market's growth." Zhang concluded.

About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure
manufacturing process.   EVBS consists of exterior body panels
including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.



For more information, please contact:

COMPANY:

     Mr.   Rudy Wilson, CEO
     Tel:  248-593-8330
     Email:rudy@txicint.com

     Ms.   Jackie Chang, CFO
     Tel:  626-660-7117
     China:+86-13467553808
     Email:jackie@txicint.com
     Web:   www.txicint.com

INVESTOR RELATIONS:

    John Mattio, SVP
    HC International, Inc.
    Tel: +1-203-616-5144
    Email: john.mattio@hcinternational.net
    Web: www.hcinternational.net